Form 52-109F2 - Certification of interim filings (full interim certificate)

I, Michael Sieffert, Chief Financial Officer of GreenPower Motor Company Inc. certify that:

1. Review: I have reviewed the issuer's interim financial statements and interim MD&A (together the interim filings) of GreenPower Motor Company Inc. (the issuer) for the interim period    ended December 31, 2025.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is Internal Control - Integrated Framework Issued by the Committee of Sponsoring Organization of the Treadway Commission in 2013.

5.2 ICFR - reportable deficiency relating to design: The issuer has disclosed in its interim MD&A each material weakness relating to design existing at December 31, 2025.

(a)  a description of the material weakness;

(b)  the impact of the material weakness on the issuer's financial reporting and its ICFR; and

(c)  the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 Limitation on scope of design: N/A

6. Reporting of changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on October 1, 2025 and ended on December 31, 2025 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: February 12, 2026

 /s/ Michael Sieffert
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Michael Sieffert
Chief Financial Officer